SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 30, 2005

Commission file Number: 1-15154

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-128715) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K consists of certain merger valuation reports for purposes of incorporation by reference into Registration Statement on Form F-4 (File No. 333-128715) filed by Allianz AG with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2005

ALLIANZ AKTIENGESELLSCHAFT

By	/s/ JOERG WEBER
Name:	Dr. Joerg Weber
Title:	Head of Group Management Reporting

By	/s/ VERENA ZURWIEDEN
Name:	Verena Zurwieden
Title:	Group Mergers & Acquisitions

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	English translation of the merger valuation report of Deloitte & Touche GmbH Wirtschaftspruefungsgesellschaft, dated December 23, 2005.

99.2	English translation of the merger valuation report of Mazars & Guérard S.p.A., dated December 23, 2005.

Exhibit 99.1

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

Audit report on the merger of

Riunione Adriatica di Sicurtà Società per Azioni, Milan (Italy)

and

Allianz Aktiengesellschaft, Munich

Issue 1 of 1

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

Table of contents

		Page
1	ENGAGEMENT AND PERFORMANCE OF THE ENGAGEMENT	5

2	PROCEDURES AND SCOPE OF THE MERGER AUDIT	8

3	LEGAL BASIS OF THE ENTITIES INVOLVED IN THE MERGER	9

3.1	Allianz	9
3.2	RAS	10

4	OTHER VALUATION METHODS TO DETERMINE A RANGE OF POSSIBLE EXCHANGE RATIOS FOR INDICATIVE PURPOSES IN THE RUN-UP TO THE NEGOTIATIONS BY THE BOARD OF DIRECTORS OF RAS	11

5	Completeness and accuracy of the merger plan	12

6	Appropriateness of the valuation methods	14

6.1	Discounted earnings method	14
6.2	Alternative valuation methods	16
6.2.1	Liquidation value	16
6.2.2	Net asset value	16
6.2.3	Stock market value	16
6.3	Calculation of the exchange ratio	17
6.4	Result	18

7	AUDIT FINDINGS IN DETAIL	18

7.1	Objects of valuation	18
7.2	Analysis of the past and analysis of the planning calculations	19
7.3	Calculation of group earnings	19
7.4	Calculation of the earnings to be discounted	20
7.5	Special values	21
7.6	Discount rate	21
7.7	Particular difficulties in the valuation	23

8	APPROPRIATENESS OF THE EXCHANGE RATIO	24

8.1	Allianz company value	24
8.2	RAS company value	25
8.3	Calculation of the exchange ratio	26

9	FINAL DECLARATION ON THE APPROPRIATENESS OF THE EXCHANGE RATIO	27

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

Annex

GENERAL TERMS OF BUSINESS FOR AUDITORS AND AUDIT FIRMS

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

List of abbreviations

AktG	German Stock Corporation Act

AKU	Company Valuation Working Group of the IDW

Allianz	Allianz Aktiengesellschaft, Munich

BaFin	Bundesanstalt für Finanzdienstleistungsaufsicht (Federal Financial Services Supervisory Office)

BayObLG	Bavarian High Court

Bn	Billion

BVerfG	Federal Constitutional Court

CAPM	Capital Asset Pricing Model

DCF method	Discounted Cash Flow method

EC	European Company

Ernst & Young	Ernst & Young AG Wirtschaftsprüfungsgesellschaft AG, Stuttgart

EStG	Income Tax Act

€	Euro

HFA	Senior Committee of Experts

HGB	German Commercial Code

IDW	Institut der Wirtschaftsprüfer in Deutschland e.V., Düsseldorf (Institute of German Auditors)

IDW S 1	IDW Standard: Principles for performing company valuations (IDW S 1) (Issue of October 18, 2005)

KPMG	KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Munich

IAS	International Accounting Standards

IFRS	International Financial Reporting Standards

Mazars	Mazars & Guérard S.p.A.

Mn	Million

OLG	Higher Regional Court

P&L	Profit and Loss Account

RAS	Riunione Adriatica di Sicurtà Società per Azioni, Milan (Italy)

SE-VO	Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the European Company Statute

S.p.A.	Italian joint stock corporation (Società per Azioni)

UmwG	Conversion Act

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

1 ENGAGEMENT AND PERFORMANCE OF THE ENGAGEMENT

Based on the merger plan, it is envisaged that

Riunione Adriatica di Sicurità S.p.A., Milan (Italy)

(hereinafter also referred to as “RAS”)

will be merged with

Allianz Aktiengesellschaft, Munich

(hereinafter also referred to as “Allianz”)

Under the merger, Allianz as the absorbing company will take the form of a European Company (EC). The merger will proceed as a merger by absorption without liquidation in accordance with Article 17, (2 a) of Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the European Company (SE) Statute (SE-VO: ABL. No. L 294, 10. November 2001). The Munich I Regional Court by order of 10.14.2005 (5 HK O 19862/05) appointed us as merger auditors for Allianz. On October 10, 2005 the competent court in Mailand (“Foro di Milano”) appointed Mazars & Guérard S.p.A., Milan (Italy) as merger auditors for RAS.

The object of the audit was the merger plan (Article 20 SE-VO) of December 16, 2005, in particular an assessment of the appropriateness of the agreed conversion ratio, as legally and commercially explained and justified in the merger documentation on the merging of the companies (Article 18 SE-VO in combination with Clause 8 UmwG).

The merger plan must be submitted to the extraordinary general meetings of the RAS ordinary and preference shareholders on February 3, 2006 and the Allianz shareholders on February 8, 2006 for approval.

In our audit we have taken note of the relevant statements of the Institut der Wirtschaftsprüfer in Deutschland e.V., Düsseldorf, namely

HFA 6/1988	on Merger Audits in accordance with Clause 340 b, (4) AktG (applies to the audit in accordance with Article 18 SE-VO in combination with Clause 9 UmwG)

IDW S 1	IDW Standard: Principles for performing company valuations (Issued October 18, 2005).

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

We carried out our audit between October 24 and December 22, 2005 at the business premises of Allianz in Munich, RAS in Milan and Deloitte & Touche S.p.A. in Milan and in our Munich office.

The following documentation, in particular, was available to us for our audit:

Concerning the merger:

•	merger plan of December 16, 2005;

•	merger documentation on the merger of Allianz and RAS to form Allianz SE of December 21, 2005;

•	expert valuation reports on Allianz and RAS from Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Stuttgart.

Concerning Allianz, RAS and its main group companies:

•	financial statements and audit reports of Allianz and its main group companies for the years 2003 and 2004;

•	reports prepared by KPMG on the auditing of the group financial statements and the group management report of Allianz for the years 2003 and 2004;

•	Allianz annual reports for the years 2003 and 2004;

•	documentation on the Allianz Group Analysts’ Conference of March 2005;

•	interim report for the third quarter and the first nine months of 2005 for the Allianz Group;

•	2005 earnings forecast for Allianz and its main group companies;

•	SEC-Filing Form 20-F for the fiscal year ended December 31, 2004;

•	SEC-Filing Form F-4 of December 12, 2005;

•	SEC-Filing Form 6-K of December 12, 2005;

•	Tender Offer by Allianz for ordinary and savings shares of RAS of October 19, 2005;

•	“Strategic Dialogues” and “Planning Dialogues” from the years 2004 and 2005 for the main operating units of Allianz Group;

•	planning calculations of Allianz Group for the years 2006 to 2008, consolidated from the plans of the individual operating units of Allianz Group;

•	market studies on major insurance markets (if not already contained in abovementioned documents).

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

In addition, for RAS and its group companies:

•	first half report 2005 of September 11, 2005;

•	interim report for the third quarter of 2005.

The respective current economic situations, planning and measures envisaged to implement planning were discussed with the management of Allianz, RAS and their main group companies.

In calculating the company valuations and deriving the conversion ratio the board of management of Allianz received the expert support and advice of Ernst & Young AG, audit company. In connection with our audit we inspected the valuation documents of Ernst & Young.

All clarifications and evidence requested by us were furnished willingly. Allianz and the RAS each provided us with a declaration of completeness along with the contents, certifying that all information and documents relevant to the circumstances had been made available to us.

We have recorded the procedures and scope of our audit in our working papers.

We must expressly point out that our audit scope did not extend to the book-keeping, financial statements, management reports or business management of Allianz and RAS or their subsidiaries and affiliates. Such an audit is outside the scope of the merger audit.

We would also point out that figures in this report are calculated with additional numbers after the decimal point as shown, such that in some cases where sub-total and grand totals are given, rounding errors may arise.

In the event that, in the period between the completion of our audit on December 22, 2005 and the general meeting of Allianz on February 8, 2006, significant changes in the asset, finance and income positions of the companies should occur, these should be taken into account subsequently when setting the conversion ratio.

For the purposes of the execution of the engagement and our responsibilities and liability, including in respect of third parties, the “General terms of business for auditors and audit firms”, issued 1 January 2002, are applicable. These terms are enclosed as annex to this report. With regard to our liability to the companies involved in the merger and their shareholders, Article 18 SE-VO in combination with Clause 11 (2) UmwG and Clause 323 HGB, apply.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

2 PROCEDURES AND SCOPE OF THE MERGER AUDIT

The object of the merger audit, in accordance with Article 18 SE-VO in combination with Clause 9 (1) UmwG, is the merger plan. This merger plan must be audited for completeness and accuracy of the information contained therein in accordance with Article 20 SE-VO. The focus of this merger audit is an assessment of the proposed exchange ratio. The merger auditor should review if the methods applied by the management bodies of the participating companies in calculating the exchange ratio are appropriate. In particular, it is necessary to examine if the company valuations performed in order to calculate the exchange ratios have complied with generally recognised principles for performing company valuations, that the data on which these have been based have been correctly extracted and that future forecasts are reasonable.

The management board of Allianz and the board of directors (“Consiglio di Amministrazione”) of RAS must in each case produce a comprehensive written report (so-called merger documentation). In its report, the management board of Allianz, in accordance with Article 18 SE-VO in combination with Clause 8 UmwG must explain in detail legally and commercially justify the merger, the merger plan, and in particular the exchange ratio of the shares and the level of any cash settlement. The companies have not made use of the possibility of producing a joint report. An audit of the completeness and accuracy of these reports or the advisability of the merger were beyond the scope of our audit engagement.

In accordance with Article 18 SE-VO in combination with Clause 12 UmwG we, as the merger auditors for Allianz, must provide a written report on the results of the audit. The audit report should conclude with a statement whether the value of the proposed share exchange ratio, the level of any additional cash payment or the membership of the absorbing legal entity represents reasonable consideration. For this purpose, it is necessary to state:

1.	on which methods the proposed exchange ratio has been calculated;

2.	on what basis the application of these methods is appropriate;

3.	what exchange ratio or what equivalent value would result in each case from the application of various methods, if several have been applied; it is also necessary to show what emphasis has been placed on the various methods in calculating the proposed exchange ratio or the equivalent value and the values upon which these have been based and what particular difficulties arose in valuing the legal entities.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

3 LEGAL BASIS OF THE ENTITIES INVOLVED IN THE MERGER

For each of the merging companies, Allianz as the absorbing legal entity and RAS as the legal entity being absorbed, the legal basis is described in the merger documentation.

3.1 Allianz

Allianz is a joint-stock company under German law entered in the register of companies of the Munich Regional Court under HRB 7158 with its registered office in Munich, Germany.

The share capital of Allianz amounts to € 1,039,462,400 split into 406,040,000 no-par-value, fully paid-up, registered shares with restricted transferability.

In accordance with Article 2, paragraph 3 of the articles of association of Allianz in the version of November 2005 the board of management is empowered to increase the authorised capital of the company on one or more occasions in the period until May 4, 2009 with the approval of the supervisory board by the issue of new no-par registered shares for cash and/or non-cash consideration, by up to € 424,100,864 (authorised capital 2004/I). In accordance with Article 2, paragraph 4, of the articles of association of Allianz, the board of management is authorised in the period until May 4, 2009 to increase the authorised capital of the company on one or more occasions in the period until May 4, 2009 with the approval of the supervisory board by the issue of new no-par registered shares for cash and/or non-cash consideration, by up to € 4,356,736 (authorised capital 2004/II).

In accordance with Clause 2 (5) of the articles of association of Alliance the authorised capital is increased by up to € 250,000,000 through the issue of a maximum of 97,656,250 new registered shares with income entitlement from the beginning of the year of their issue (contingent capital 2004). The contingent capital increase will be performed by the holders of conversion rights or warrants, which Allianz or group companies have issued for cash on the basis of the authorisation resolution of the shareholders’ meeting of May 5, 2004, making use of their conversion or option rights or fulfilling their duty to convert under these bond issues and provided that no other forms of meeting this condition are used. Partial use was made of this authorisation with a warrant issue with a nominal value of € 1.4 billion without pre-emptive right, with an entitlement to purchase up to 11.2 million shares. On the basis of the exercising of option rights issued previously a total of 9.0 million shares were issued from the contingent capital.

As of December 15, 2005 Allianz holds 424,035 of its own shares.

Determination of the theoretical exchange ratio, therefore, was based on 405,615,965 shares.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

3.2 RAS

RAS is a joint-stock company under Italian law (“Società per Azioni”) entered in the register of companies (“Registro delle Imprese”) of Milan, Italy, under number 00218610327, with its registered office in Milan, Italy.

The share capital of RAS is fully paid-up and amounts to € 403,336,202.40 consisting of 670,886.994 ordinary shares (“azioni ordinarie”) and 1,340,010 savings shares (“azioni di risparmio”) each with a nominal value of € 0.60.

The Board of Directors of RAS is authorised on the basis of the resolution of the annual general meeting of April 29, 2005, to increase the share capital with the approval of the supervisory board in the period until April 30, 2010 on one or more occasions for cash or by conversion of reserves into share capital by € 113,119,797.60 to € 516,456,000.

At the same meeting the Board of Directors was further authorised in the period until April 30, 2010 on one or more occasions to issue convertible bonds in a sum of up to € 1.2 billion for cash.

RAS does not hold any of its own shares.

As at December 15, 2005 Allianz held 512,158,245 ordinary shares and 954,788 savings shares in RAS.

Calculation of the theoretical exchange ratio was based on 670,886,994 ordinary shares and 1,340,010 preference shares, making a total of 672,227.004 shares.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

4 OTHER VALUATION METHODS TO DETERMINE A RANGE OF POSSIBLE EXCHANGE RATIOS FOR INDICATIVE PURPOSES IN THE RUN-UP TO THE NEGOTIATIONS BY THE BOARD OF DIRECTORS OF RAS

As explained in the merger documentation, in the run-up to the merger negotiations the Board of Directors of RAS estimated an exchange ratio range by means of other valuation methods, such as market multiples, sum-of-the-parts, regression analysis, stock market prices and by use of financial analysts’ estimates.

The market value of the Allianz shares was compared to the market value of the RAS ordinary shares for different periods of time (stock market price valuation method). In terms of the sum-of-the-parts methodology the business divisions were valued on the basis of the 2005 earnings forecasts by using industry multiples. By means of calculating market multiples, ratios were determined referring to the market capitalization and specific operating and financial figures of comparable companies; these multiples were used to derive the value of the Allianz and RAS. In terms of the regression analysis the regression line of market capitalization to net asset value and return on equity was calculated and the company value was estimated based on the return on equity of comparable companies. Moreover financial analysts’ estimates of these values were drawn on. Regarding further details to these methodologies please refer to the merger documentation of RAS where a detailed description is given.

As result of applying these methods in the run-up to the merger negotiations by the Board of Directors of RAS following indications for the exchange rate ratio were given:

Methodology	Exchange rate*	Modified exchange rate*
Stock market pricing - September 9, 2005	0,162	0,157
Unweighted average
- 1 month	0,158	0,153
- 3 months	0,161	0,155
- 6 months	0,169	0,163
- 12 months	0,175	0,170

Sum-of-the-Parts	0,140-0,144	0,135-0,138

Market multiples	0,155-0,160	0,149-0,154

Regression analysis	0,181-0,190	0,176-0,185

Financial analysts’ estimates	0,135-0,158	0,129-0,154

*	The modified exchange rate takes into account that the dividends for the financial year 2005 are entitled to the respective shareholding groups (for detailed information please refer to RAS merger documentation).

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

Based on these calculations an indication for the possible exchange ratio of between 0.153 and 0.161 Allianz shares for one RAS ordinary or RAS savings share was assumed by the RAS Board of Directors.

However, the principal valuation methodology for the final determination of the exchange ratio as presented in the merger plan is applied in accordance to German best practice for company valuations according to the regulations in IDW S1.

5 Completeness and accuracy of the merger plan

We have audited the merger plan of December 16, 2005 for completeness and accuracy with regard to the requirements laid down in Article 20 (1 a) to (1 i) SE-VO. These are dealt with in the merger plan as follows:

•	Names and registered offices of the companies to be merged and the proposed name and registered office of the SE (Article 20 (1 a) SE-VO):

The names and registered offices of the legal entities involved in the merger are stated in the merger plan and these correspond to the respective articles of association of RAS and Allianz and their entries in the registers of companies. In preparation for the merger, prior to the merger coming into effect RAS will hive off its business to a wholly-owned subsidiary, RAS Italia S.p.A., with registered office in Milan, Italy. The name of the SE will be Allianz SE, and its registered office will be in Munich (Clause 3 of the merger plan)

•	Exchange ratio of shares and extent of settlement payments if necessary (Article 20 (1 b) SE-VO):

In accordance with Article 1 of the merger plan RAS will be absorbed by Allianz through a merger without liquidation in accordance with Article 17 (2 a) SE-VO. The consideration for the transfer of the assets of RAS is dealt within Clause 6 of the merger plan and a full legal and commercial justification of this is provided in the merger documentation from the management bodies (Article 18 SE-VO in combination with Clause 8 UmwG). Accordingly, when the merger becomes effective Allianz SE will guarantee the shareholders of RAS in consideration of the transfer of the assets of RAS

•	for each nineteen ordinary shares in RAS three no-par shares in Allianz SE and

•	for each nineteen savings shares in RAS three no-par shares in Allianz SE.

•	Details of the share transfer (Article 20 (1 c) SE-VO):

In accordance with Clause 8 of the merger plan the details of the transfer of shares in Allianz SE are as follows: RAS has appointed Deutsche Bank Aktiengesellschaft, Frankfurt am

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

Main, Germany, as the trustee for receipt of the Allianz shares to be granted and issue of these to the shareholders in RAS. It will be assisted by Deutsche Bank S.p.A., Mailand (Italy) as a vicarious agent, in the share exchange. Allianz will hand over the new shares in Allianz to the trustee once the increase in capital has been registered in accordance with Clause 7 of the merger plan and before submission of the merger certificate at the registered office of RAS in the form of a global certificate and instruct the trustee, following registration of the merger in the register of companies covering Allianz and following exchange of the Allianz shares on a 1:1 basis for Allianz SE shares, to ensure transfer of ownership to the shareholders in RAS without delay of the shares due to them.

•	Date of merger (Article 20 (1 e) SE-VO):

In accordance with Clause 2.2 of the merger plan, the takeover of the assets of RAS by Allianz for internal purposes will take effect from the start of January 1 of the year in which the merger becomes effective with the registration in the register of companies covering the registered office of Allianz. With effect from this time, all dealings and transactions of RAS and Allianz will be deemed for accounting purposes to take place on behalf of Allianz SE (“Date of merger”).

•	Eligibility for income (Article 20 (1 d) SE-VO):

In accordance with Clause 6.2 Allianz shares granted to RAS shareholders qualify for a share of Allianz profits with effect from the appointed day of merger. Dividends for the year prior to when the merger becomes effective will be payable prior to the entry of the merger in the register of companies (Clause 2.2).

•	Special rights (Article 20, (1 f) SE-VO):

Clause 9 of the merger plan deals with the rights of holders of special rights and the holders of other securities. According to Clause 9.1 in combination with Clause 6.1 of the merger plan the consideration for the transfer by savings shareholders of RAS is expressly covered by an exchange ratio. It is identical to the exchange ratio for ordinary shares of RAS. Furthermore, Clause 9.2 of the merger plan deals with the rights of holders of share options. Other than these share options, no rights in accordance with Article 20 (1f) SE-VO, are granted to individual shareholders or holders of special rights. Neither are any special measures in accordance with these regulations planned for such persons.

•	Special advantages for experts auditing the merger plan, or for members of the Board of Directors, management, supervisory board or control bodies (Article 20 (1 g) SE-VO):

In accordance with Clause 10.2 the managing director of RAS, Mr Paolo Vagnone, and other directors of the RAS Group employed in Italy, who are not members of the Board of Directors of RAS, are granted an early exercise of share options from 2004. Apart from this, members of the Board of Directors, management, supervisory board or control bodies of RAS and Allianz and their auditors, the merger auditors or other experts of both companies are granted no special advantages in accordance with Article 20 (1 g) SE-VO.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

•	Articles of Association of the EC (Article 20 (1 h) SE-VO):

With the entry in the register of companies covering the registered office of Allianz AG, in accordance with Article 17 (2 2), and Article 29 (1 d) SE-VO, Allianz AG will automatically take the legal form of an EC.

The merger plan contains the articles of association of the EC.

•	Details of the method by which the agreement on the participation of employees will be reached in accordance with Directive 2001/86/EC (Article 20 (1 i) SE-VO):

Details of the method of participation of employees along with the measures planned in this connection are set out in Clause 12 of the merger plan. Please refer to these statements.

Following our audit; we are able to state that the merger plan fully and correctly contains the information laid down by law thereby complying with the statutory regulations.

6 Appropriateness of the valuation methods

6.1 Discounted earnings method

In jurisprudence, the technical literature and the valuation standards from the IDW, both the discounted earnings method and the discounted cashflow method are regarded as appropriate for calculating the value of a company. Under the same standard valuation assumptions, both methods lead to the same company valuations. In the present case the determination of the exchange rate is based on the discounted earnings method. Ernst & Young prepared an expert’s report concerning the values of the companies Allianz and RAS. IDW S1 was followed.

The value of the company is accordingly calculated for exclusively financial purposes by the present value of the net inflows to the company owners associated with ownership of the company. This future earnings-based value is a function of the freely available earnings, which the company may generate in the future assuming the company substantially continues in its present form, with its innovative strengths, production set-up and market position, internal organisation and management available at the time of the valuation. In addition, there may be a liquidation value for non-operating assets. In order to calculate the present value of these assets a discount rate is used, which represents the income from an adequate alternative investment to the investment in the company under valuation.

In company valuations, because of the statutory regulations, so-called objectified company values are calculated. The objectified company value represents a standardized, verifiable present value from the

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

perspective of a German-based, wholly taxable shareholder, who has an incidental shareholding and holds the shares as private assets (standardized shareholder).

The valuation of both companies must be carried out according to the prevailing view in jurisprudence and management theory on a stand-alone basis, meaning that the positive and negative associated effects, which can only be achieved after the planned merger, must not be included in the valuation. Only so-called notional synergy effects, which can be achieved without taking into account the effects of the merger or with virtually any number of partners, must be taken into account in connection with the calculation of the objectified company value, to the extent that measures for putting these into practice have already been started or are documented in the business plan.

When calculating the objectified business value, all future income, which after taking account of legal restrictions and the business plan existing on the date of valuation is available for distribution, is assumed to be distributed. In the detailed planning period 2006 to 2008 the distributions of financial income and use of retained earnings on the basis of the business plan are calculated in accordance with statutory capital requirements. In connection with the second planning phase (terminal value) the future distributions of the company under valuation must basically be based on the distribution experience of the alternative investment. Retained earnings are reinvested with no effect on the net present value.

The net income earned by standardised shareholders is calculated taking into account corporation tax on the company and income taxes on the shareholder. Since the individual tax position of the shareholders is not known, shareholders are assumed to bear personal income tax of 35%. The standardised method of consideration avoids the objectified company value being made dependent upon individual rates of taxation that vary according to the tax positions of the business owners. When calculating the financial income for purposes of Halbeinkünfteverfahren (half-income method) the distributed profits are subject to standardised personal taxation of 17.5% ( 1/2 of 35%).

For the purposes of a comparable valuation of RAS and Allianz and bearing in mind the investment positions the net inflows are set from the point of view of a standardised shareholder in the parent company.

The calculated earnings must be discounted at a discount rate that represents the alternative investment. In this calculation, it must be ensured that the earnings from the investment being valued and the alternative investment are equivalent in respect of term, risk and taxation. The starting variable for calculating the level of the discount rate is the earnings from a portfolio of shares.

Only the so-called operating assets are reflected in the net present value. Assets and liabilities that can be disposed of individually without affecting the ongoing business, and whose disposal value exceeds

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

the present value of the financial income in the event of said assets and liabilities remaining in the company (non-operating assets), or circumstances that in connection with the calculation of the net present value cannot or cannot fully be modelled, must be valued separately and added to the net present value.

The principles for calculating the future earnings and the company value set out above were appropriately applied in the present case.

6.2 Alternative valuation methods

6.2.1 Liquidation value

Liquidation values were not calculated, since it was assumed that the future income of the items valued exceeded the corresponding liquidation values and both companies would continue as going concerns indefinitely. We agree with this assumption.

6.2.2 Net asset value

A net asset value, for example in the form of a partially reconstructed present value, serves no purpose in itself in connection with the principles for proper company valuation. As such it cannot be included in the company value and therefore did not feature in the valuation reports.

6.2.3 Stock market value

According to the ruling of the Federal Constitutional Court (BVerfG) of April 27, 1999 the stock market value represents the lower limit in assessing monetary compensation. A higher value is unobjectionable under constitutional law. Even in the event of compensation by shares under this decision, the stock market value of the relevant company represents the lowest base valuation. On the other hand, according to constitutional law it is not mandatory to use the market value of the parent company as the upper limit in the valuation of this company. The parent company can also be given a higher value than the market value. The stock market value therefore serves as the lower limit.

Unlike in compensation cases, with mergers the interests worthy of protection of two groups of shareholders, namely those of the shareholders in the transferring company and those of the shareholders in the absorbing company must be considered. For this reason when performing merger valuations the same valuation method must be applied to both companies.

Constitutional law does not prohibit a valuation under the discounted earnings method. Future earnings represent all recognizable income factors affecting the value and thereby provide an appropriate model of the value.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

The unweighted and volume-weighted 3-month-average stock market valuation of Allianz and RAS ordinary and preference shares before the intended merger became known was lower than the value based on future earnings. The market value was therefore not used as a lower limit.

6.3 Calculation of the exchange ratio

The exchange ratio is derived from the company values of Allianz and RAS taking into account the respective number of shares. The exchange relationship represents the ratio between the shares surrendered in the transferring RAS and shares granted in consideration by the absorbing company Allianz. Treasury shares in Allianz were correctly taken into account in the calculation of the value per share reducing the number of issued shares.

The savings shares of RAS qualify for a dividend that is between 2.0 and 10.0% higher than that of ordinary shares (Article 34 No. 4 Articles of Association RAS). On the other hand they do not offer participation and voting rights at the annual general meetings of RAS.

No differentiation was made in the exchange ratio of the savings shares and ordinary shares of RAS. A valuation of the dividend priority and the lack of voting rights would assume that a particular value for these items can be calculated. However, any higher or lower value regarding savings shares cannot be calculated either empirically or theoretically with sufficient certainty or in connection with the future discounted earnings method. It can therefore be assumed that the intrinsic value of savings shares corresponds to the intrinsic value of ordinary shares or that preferential right to higher dividends and the absence of voting rights balance each other out in value terms. It is therefore in our view appropriate for savings and ordinary shares to be treated the same in calculating the exchange ratio.

The appropriate exchange ratio should take the circumstances of the companies into account at the time of approval of the merger plan. According to prevailing opinion, the date of valuation underlying is uniformly February 3, 2006, the same date as the extraordinary general meeting of the transferring legal entity RAS, is planned to be approved. The calculation of the discounted earnings on the technical valuation date 1. January 2006 compounding interest to February 3, 2006 is appropriate and leads to the same result as a direct discounting to the valuation date.

The valuations of Allianz and RAS were uniformly carried out in accordance with the discounted earnings method pursuant to valuation standard IDW S 1. The planning calculations of the two companies were transferred to a valuation model of Ernst & Young in order to guarantee that the valuation method was applied uniformly. Corresponding circumstances were dealt with on an identical basis. Allianz holds 76.3% of the ordinary shares and 71.3% of the savings shares of RAS. In the valuation of RAS the same planned series of payments were entered as for Allianz. Where Allianz and RAS had a holding in the same company, for these companies the same results were taken into account in the valuations in proportion to the companies’ holdings.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

The discount rate was likewise determined on the basis of the same underlying data and methods. The differences in beta-factor were the result of the partly differing importance of the business areas of the two companies and the differing levels of debt and are covered by observed betas for both companies.

6.4 Result

In summary we are able to state as follows: the company values of Allianz and RAS have been calculated in accordance with prudent bases for performing company valuations (IDW S 1) currently applied in management theory, high court jurisprudence and the practice of company valuation. The discounted earnings method used for valuing the companies is appropriate in accordance with Article 18 SE-VO in combination with Clause 12 (2) UmwG.

7 AUDIT FINDINGS IN DETAIL

7.1 Objects of valuation

The exchange ratio to be assessed in the context of our audit concerns the exchange of ordinary and savings shares in RAS for shares in Allianz. Accordingly, the underlying objects of valuation are the Allianz Group and the RAS Group. Since the group financial statements of RAS represent subsidiary financial statements of Allianz, it was possible to use the same plans as for Allianz.

The basis for the calculation of the discounted earnings of both companies are the plans of the operating units (the so-called planning dialogues). These are compiled for the property/casualty, life/health, banking business and asset management divisions and the separate holding activities. Effects on performance of internal group supply and service relationships were consolidated. The valuations are therefore based on consolidated group plans of Allianz and RAS. This so-called overall valuation approach corresponds to the basis of valuation of the business unit.

The plans of Allianz and RAS are drawn up under IFRS accounting policies. HGB and IFRS accounting are of equal value and thus provide appropriate starting figures for a company valuation (OLG Hamburg, ruling of 29.9.2004 - 11 W 78/04). In addition, in the context of the audit, a check was made that the planned dividend distributions according to HGB are not subject to any distribution restrictions and are available for distribution. The valuation on the basis of IFRS is therefore appropriate.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

Apart from this, value effects, such as pension liabilities, dilution effects of outstanding employee option schemes, share options and convertible bonds as well as losses carried forward for tax purposes, were analysed separately, their financial effects converted into annuities and included in the calculation of discounted earnings.

7.2 Analysis of the past and analysis of the planning calculations

In order to forecast future developments and for the purpose of the plausibility considerations, the analysis of the past forms constitute the starting point. In order to be able to identify the factors affecting income in the past, extraordinary factors have to be eliminated in the past calculations. The past analysis was carried out for both groups for the years 2003 and 2004 as well as the forecasts for 2005. In this regard please refer to the valuation reports of Ernst & Young, the contents which are stated in the merger documentation from Allianz.

The calculation of future income was performed according to the phase method. For the detailed planning phase I from 2006 to 2008 detailed planning data was available for the individual group companies and the group as a whole. In Phase II, with effect from 2009, a result considered to be sustainable was applied based on 2008 after adjusting for specific items.

For the preparation of the planning dialogues the operating companies, on the basis of shared assumptions – differentiated by market – calculated the returns on capital investments uniformly across the group. This ensured that the same circumstances were dealt with identically in the various planning calculations. Figures for foreign business units, which have not planned in euros, were converted into euros at the average exchange rate for the first three quarters of 2005.

Company taxes were applied according to the tax regulations currently in force. These include foreign income taxes and domestic commercial taxes, corporation tax and the solidarity supplement. Minorities were – where there were no concrete intention to buy – likewise taken into account in the current circumstances.

Before the planned merger Allianz had a majority shareholding in RAS. As an associate company RAS is part of the Allianz Group. Furthermore, the planning of Allianz and RAS do not take account of any further synergy effects. The companies were valued in accordance with the “stand alone” legal principle.

7.3 Calculation of group earnings

For an account of the group earnings please refer to the explanations in the valuation report from Ernst & Young, the contents of which are shown in merger documentation from Allianz.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

Compared with the planned expenses and income in 2008 – apart from assumed growth of 1.5% p.a. – the following adjustments were made to ongoing earnings with effect from 2009:

•	The expected cost savings arising from the planned reorganisation of Allianz improve the operating profit in the property and casualty insurance division.

•	At RAS the combined ratio of property and casualty insurance was increased by 2 percentage points. This corresponds to the procedure at Allianz, which also allowed 2 percentage points for planning contingencies.

•	The return on investment was adjusted for the assumptions upon which the discount rate is based. The interest calculation of fixed-interest securities was oriented towards the risk free rate, and that of equities to the returns from a widely spread equity portfolio (risk free rate plus market risk premium).

•	Dilution effects from equity-based payment instruments and options were valued at RAS and Allianz uniformly using the Black-Scholes model and included in the financial result.

•	Cash flows were included instead of costs (e.g. pension liabilities).

•	Losses carried forward for tax purposes and unused corporation tax credits within the RAS and Allianz Group, which will not be fully used up by the end of planning phase I, were extrapolated until they were exhausted, converted into an annuity and taken into account in the ongoing tax expense of planning phase II.

We have audited the plans presented and the information and supporting documentation thereto. Our investigations show that the plans were demonstrably derived from the strategic aims, are underpinned by specific measures and are not contrary to the market forecasts. The adjustments to the ongoing earnings in planning phase II are correctly determined and justifiable.

7.4 Calculation of the earnings to be discounted

In order to calculate future earnings, the future distributions must be discounted. These must be calculated taking into account the business concept and the trading, business and supervisory environments on the basis of the consolidated results after tax and minority interests.

In detailed planning phase I (2006 to 2008) the distributions planned by both groups have been applied. According to the published business policy the dividends per share should rise by 10% p.a.

In planning phase II it was initially taken into account that a constant accumulation is necessary for continued company growth in order to achieve the supervisory capital or the required solvency ratios. This accumulation was calculated from the net asset values projected to the end of planning phase I and the growth rates in planning phase II. For the remaining profit an accumulation at the level of the

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

average accumulation rates of Italian and German companies included in the MIB 30 respectively DAX was assumed. For these sums an investment with a neutral effect on the present value was used, i.e. the profits are ploughed back into investments which provide a return (before tax) at the discount rate.

The method chosen for calculating the accumulations in planning phases I and II corresponds to the recommendations of the AKU.

The sums remaining after accumulation are distributed to the shareholders. In calculating the cash flows relevant to the valuation the tax burden from personal income tax at 17.5% (see section 5.1) was deducted from the dividend payments. The net income, i.e. the distributions less personal income tax, represents the basis for calculation of the discounted earnings.

7.5 Special values

As non-operating assets, works of art at Allianz and RAS were valued separately, because their value is not taken into account in the calculation of discounted earnings. An accumulation of the estimated sales of these assets having a neutral effect on the present value was assumed in the valuation model.

We did not discover any other non-operating assets.

Even if other asset items, i.e. among the capital assets, were to be classified as non-operating assets, in accordance with jurisprudence (OLG Düsseldorf, ruling of 1.14.2004) the earning potential of hidden reserves would be fully included in the future income by the discounting of the market value.

7.6 Discount rate

The discount rate represents the return on an investment which is equivalent in respect of term, risk and taxation to an investment in Allianz or RAS. The starting variable used for determination of alternative returns is the capital market returns on an equity portfolio. This can be broken down into a risk free rate and a risk premium, which will be required by a standardized shareholder for accepting the company-specific risk.

In calculating the risk free rate, account must be taken of the fact that the risk free rate must be consistent with the term of the cash investment in the company to be valued. Since for the valuation of Allianz and RAS an unlimited lifetime is assumed, the risk free rate used would have to be the observable return on a likewise open-ended government bond. Since such bonds do not exist in Germany, for the calculation of the risk free rate the recommendation by the AKU to use the current interest structure curve was followed.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

As a basis, data from the Deutschen Bundesbank was used, which provides the basis for an interest structure for terms of up to ten years. With the help of the Nelson-Siegel-Svenson function these parameters were extrapolated for the subsequent period. In order to compensate for possible estimation errors in the calculation of the long-term returns, the average of the interest structure data published by the Bundesbank in the last three months was used: the individual period rates were converted to a standard rate of interest equivalent to a present value and rounded to a flat  1/4%. This resulted in a risk free rate of 4.0%. Following application of the personal tax rate of 35% the risk free rate after tax is 2.6%. The method chosen corresponds to the current AKU recommendations.

Risk premiums can be derived empirically from market prices with the help of capital asset pricing models. Using the so-called Tax-CAPM, which takes account of the different taxation of interest income, dividends and stock price gains, risk premiums for an equity portfolio after personal taxation of between 5% and 6% were determined. For the valuation of Allianz and RAS the average of this range was applied. This value corresponds to the AKU recommendations.

The market risk premiums were transformed by means of the individual beta factor for each company into an individual risk premium for each of these as a measure of the risk. The individual beta factor for each company is given by the covariance between the return on shares in Allianz or RAS and the return on an equity index, divided by the variance of the respective equity index. Since the shares in Allianz and RAS are traded in the market on a daily basis and there is no evidence of price distortions or manipulation, it is in our view appropriate to derive the beta factor directly from the market prices for Allianz or RAS. The reference variable used for Allianz was the CDAX and for RAS the SPMIB. These are widely used German and Italian indices. A 7-year reference period (1999 – 2005) was used, since this period includes higher and lower amplitudes. The differing beta factors for Allianz of 1.3 and RAS of 0.8 were subjected to a qualitative plausibility test by Ernst & Young using the risk situation of the business segments and the level of debt. We consider the calculation method used in the merger report and the beta factors arrived at to be appropriate in consideration of the future risk situation.

The company plans are based on normal variables and therefore also represent inflationary growth. In phase II (terminal value) profit growth is no longer expressly taken into account. This profit growth must therefore be modelled by a growth supplement on the discount rate. A growth supplement of 1.5% was used. This growth supplement is within the range applied in practice and jurisprudence. For the regulatory capital an accumulation related to the extrapolated net asset value at the level of the growth rate used was taken into account. We consider both the growth rate and the accumulation ensure that the equity share is appropriate.

The discount rate is comprised of the risk free rate reduced by the standardised personal income tax and the market risk premium after tax, calculated on the basis of the Tax-CAPM. Account is taken of

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

increasing financial income in the second phase by a growth supplement at the level of the growth rate. The result is the following discount rates:

		Allianz		RAS
Risk free rate		4,00%		4,00%
Tax 35%		-1,40%		-1,40%

Risk free rate after tax		2,60%		2,60%

Market risk premium	5,50%		5,50%
Beta factor	1,30		0,80
Risk premium		7,15%		4,40%

Discount rate Phase I		9,75%		7,00%

Growth Factor		-1,50%		-1,50%

Discount rate Phase II		8,25%		5,50%

According to our findings the discount rates for Allianz and RAS were calculated correctly.

7.7 Particular difficulties in the valuation

The method for calculating the objective company values is correct and appropriate for the valuation in question.

On the basis of our knowledge of the relevant parts of the merger documentation, the information provided to us and a check of the planning calculations from which the results were derived, the valuation models and other documents, we are able to state that no particular difficulties for the purposes of Article 18 SE-VO in combination with Clause 12 paragraph 2 No. 3 at the end UmwG, arose in the valuation of Allianz and RAS.

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

8 APPROPRIATENESS OF THE EXCHANGE RATIO

8.1 Allianz company value

The discounted earnings of Allianz are determined as follows:

	2006	2007	2008	ab 2009 ff.
Allianz discounted earnings	(mn. EUR)	(mn. EUR)	(mn. EUR)	(mn. EUR)
Group net income	4,919	5,366	5,911	7,192
Accumulation to finance growth in planning phase II	0	0	0	-635

Sub-total	4,919	5,366	5,911	6,557
Accumulation	-4,027	-4,384	-4,831	-3,471

Dividend distribution	892	982	1,080	3,086
Personal income tax	-156	-172	-189	-540
Additional value contribution from accumulation in planning phase II				3,471

Earnings to be discounted	736	810	891	6,017

Present value factor 1. January 2006	0.91116	0.83022	0.75646	9.16922
Present value 1. January 2006	671	672	674	55,172

Discounted earnings 1. January 2006	57,189
Discounted earnings accumulated to 3 February 2006	57,687

The company value of Allianz is calculated from the discounted earnings plus the non-operating assets.

Allianz company value
Discounted earnings as of 3 February 2006	(mn. EUR)	57,687
Non-operating assets	(mn EUR)	21

Company value 3 February 2006	(mn EUR)	57,708

Shares issued	(quantity)	406,040,000
Less treasury shares	(quantity)	-424,035

Shares that are relevant for calculation of the exchange ratio	(quantity)	405,615,965

Company value per share		142.27

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

8.2 RAS company value

The discounted earnings of RAS are determined as follows:

	2006	2007	2008	ab 2009 ff.
RAS discounted earnings	(mn EUR)	(mn EUR)	(mn EUR)	(mn EUR)
Group net income	824	848	929	1,094
Accumulation to finance growth in planning phase II				-106

Sub-total	824	848	929	988
Accumulation	-173	-132	-141	-525

Dividend distribution	651	716	788	463
Personal income tax	-114	-125	-138	-81
Additional value contribution from accumulation in planning phase II				525

Earning to be discounted	537	591	650	907

Present value factor 1. January 2006	0.93458	0.87344	0.81630	14.84178
Present value 1. January 2006	502	516	530	13,457

Discounted earnings 1. January 2006	15,005
Discounted earnings accumulated to 3 February 2006	15,100

The company value of RAS is calculated as follows:

RAS company value
Discounted earnings 3 February 2006	(mn EUR)	15,100
Non-operating assets	(mn EUR)	5

Company value 3 February 2006	(mn EUR)	15,105

Ordinary shares	(quantity)	670,886,994
Preferences shares	(quantity)	1,340,010

Shares that are relevant for calculation of the exchange ratio	(quantity)	672,227,004

Company value per share		22.47

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

8.3 Calculation of the exchange ratio

The company values per share give a ratio of 1 to 0.1579, i.e. 19 RAS shares are exchanged for 3 Allianz shares.

	Allianz	RAS
Company value per share (in EUR)	142.27	22.47

Exchange ratio
theoretical	0.1579	1.0
In round figures (share exchange)	3.0	19.0

This document is a translation of the original German text. In case of any divergences the German original is prevailing.

9 FINAL DECLARATION ON THE APPROPRIATENESS OF THE EXCHANGE RATIO

We hereby give the final declaration in accordance with Article 18 SE-VO in combination with Clause 12 (2) UmwG as follows:

“According to our findings, for the reasons set out, the exchange ratio proposed in Clause 6.1 of the merger plan, according to which RAS shareholders will receive for each nineteen RAS ordinary shares three Allianz SE shares

and

for each nineteen RAS savings shares three Allianz SE shares when the merger becomes effective, is appropriate. Cash adjustments are not granted”.

Munich, December 23, 2005

Deloitte & Touche GmbH
Independent Auditors

( )	( )
Wirtschaftsprüfer	Wirtschaftsprüfer

Exhibit 99.2

MAZARS & GUÉRARD

RIUNIONE ADRIATICA DI SICURTÀ S.p.A.

Plan for the Merger by Incorporation of

Riunione Adriatica di Sicurtà S.p.A.

into

Allianz AG

Auditors’ report

relating to the exchange ratio of shares pursuant to

Article 2501-sexies of the Italian Civil Code (*)

(This is an English translation of the original Italian document)

(*)	With respect to the CONSOB Communication N. 73063 of October 5, 2000 the above mentioned report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders, and therefore the issuance of this report would not impair the independence of Mazars & Guérard SpA under the U.S. independence requirements

MAZARS & GUÉRARD

Plan for the merger by incorporation of

Riunione Adriatica di Sicurtà S.p.A.

into

Allianz AG

Auditors’ report relating to the exchange ratio of shares

pursuant to Article 2501-sexies of the Italian Civil Code (1)

(This is an English translation of the original Italian document)

To the Shareholders of

Riunione Adriatica di Sicurtà S.p.A.

1. Objective, subject and scope of the engagement

We received from Riunione Adriatica di Sicurtà S.p.A., as appointed by the Milan Court on October 11, 2005, the assignment to issue, pursuant to art. 2501-sexies of the Italian Civil Code, the report on the exchange ratio between the shares of Allianz AG (hereinafter “Allianz” or “absorbing company”) and those of Riunione Adriatica di Sicurtà S.p.A. (hereinafter referred to as “RAS” or “company to be absorbed”). To this end, we received from RAS the merger plan together accompanied by the report of the Board of Directors, which identifies, explains and justifies, pursuant to art. 2501-quinquies of the Italian Civil Code, the exchange ratio of the shares, as well as the balance sheet as of September 30, 2005 according to art. 2501-quater of the Italian Civil Code.

(1)	With respect to CONSOB Communication No. 73063 of October 5, 2000 the above mentioned report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders, and therefore the issuance of this report would not impair the independence of Mazars & Guérard SpA under U.S. independence requirements.

CORSO DI PORTA VIGENTINA, 35 - 20122 MILANO - TEL: 02 58 20 10 - FAX: 02 58 20 14 03 – www.mazars.it - email: mgmilano@mazars.it

MAZARS & GUERARD SPA - CAPITALE SOCIALE € 1.796.600 INT. VERS. - SEDE LEGALE: C.SO DI PORTA VIGENTINA, 35 - 20122 MILANO – REG. IMPRESE DI MILANO N. 196093 - REA N. 1059307

COD. FISC. N. 01507630489 - PART. IVA 05902570158 - AUTORIZZATA AI SENSI DI LEGGE 23/11/1939 N.1966 - ISCRITTA NELL’ALBO SPECIALE DELLE SOCIETÀ DI REVISIONE CON DELIBERA CONSOB N° 10829

UFFICI IN ITALIA: BOLOGNA - FIRENZE - MILANO - NAPOLI - PADOVA - PALERMO - ROMA - TORINO

The proposed merger plan will be submitted for approval to the extraordinary meeting of the RAS Ordinary Shareholders on first call for February 3, 2006 and, if necessary, on second call for February 4, 2006, as well as, pursuant to article 146, paragraph 1, subparagraph b), of the Financial Law (TUF), the RAS Savings Shareholders on February 3, 4 and 6, 2006, for the first, second and third call, respectively.

Similarly, the shareholders of Allianz will be asked to approve the planned merger in an extraordinary meeting to be held on February 8, 2006.

The assignment to prepare for Allianz a similar report on the appropriateness of the exchange ratio pursuant to art. 22 of EC Regulation 2157/2001 was granted by the President of the Court of Munich (Federal Republic of Germany), on October 14, 2005, to the auditing firm Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft (hereinafter “Deloitte & Touche”).

In order to provide the shareholders with adequate information regarding the exchange ratio, this report specifies the methods adopted by the Directors in determining the exchange ratio and the difficulties encountered by them; in addition, this report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors, also based on indications from their advisors, we have not performed a valuation of the Companies participating in the merger. This was done solely by the Directors and the advisors appointed by them.

2. Summary of the transaction

The Board of Directors of RAS and the Management and Supervisory Board of Allianz, held on September 11, 8 and 10, 2005, respectively, drafted a plan aimed at reorganizing the Allianz Group (hereinafter “The Transaction”), which “at establishing a European Company in order to achieve the integration of RAS into Allianz. In addition, the Transaction is aimed at implementing a business plan to create strategic and industrial synergies and efficiencies, as well as to improve the competitive position of the Allianz Group and each of its companies, in an increasingly global market of multinational players in the insurance industry. The Merger of RAS into Allianz and the use of the form of the SE can create a platform for all European activities of Allianz Group carried out in Europe and in particular for the industrial activities of the Group…The Transaction is consistent with the strategy recently followed by Allianz (“3+1”), which is focused on enhancing its capital base, strengthening operating profitability, simplifying the structure of its group and increasing its competitive position and shareholder value.”

3

As illustrated in the RAS Director’s Report, the proposed transaction entails the merger by incorporation of RAS into Allianz, pursuant to articles 2501 et seq. of the Italian Civil Code.

On December 15 and 16, 2005, the Management Board of Allianz and the RAS Board of Directors approved the proposed merger by incorporation of RAS into Allianz, which confirms the exchange ratio of shares within the range previously indicated by the above bodies on September 8 and 11, 2005, respectively.

The merger will take place using the RAS and Allianz financial statements (situazioni patromoniali) as of September 30, 2005, adopted by the Boards of Directors of the Companies as balance sheets pursuant to art. 2501-quarter of the Italian Civil Code.

Within the context of the Transaction, the Companies’ Boards of Management, Supervisory Boards and Boards of Directors, on September 8, 10 and 11, 2005, approved and communicated the general lines of the Allianz group reorganization, which comprises:

•	A voluntary public offer for all ordinary and savings shares issued by RAS (jointly defined as “PO”‘s), as well as

•	The hive-down (“hive-down”), prior to the merger and before its completion, of the corporate unit consisting of the Company’s, currently RAS’s, insurance business, into a wholly-owned RAS subsidiary, named RAS Italia S.p.A. (“RAS Italia” or the “Transferee Company”).

As part of the Transaction, Allianz has launched: (i) a voluntary public offer for 298,448,011 RAS ordinary shares, representing, as of October 20, 2005, 44.486% of RAS’s ordinary share capital and 44.397% of RAS’s total share capital; (ii) a voluntary public offer for 833,109 RAS savings shares, representing 62.172% of RAS’s share capital and approximately 0.124% of RAS’s total share capital (hereinafter jointly referred to as the “Offering”). The Offer, launched at a price of € 19 per RAS ordinary share and € 55 per RAS savings share, included a premium of 14% with respect to the simple average of the official stock market prices of ordinary shares between March 10, 2005 (six months prior to the announcement of the Offering) and September 9, 2005 (the last open market day prior to the announcement of the Offering) and of 138% with respect to the simple average of the official stock market prices of RAS savings shares in the 6 months prior to September 9, 2005.

The Offer commenced on October 20 and terminated on November 23, 2005.

At the end of the acceptance period, on November 23, 2005, the shares tendered in the Offer amount to No. 139,719,262 ordinary shares (representing 20.826% of RAS’ ordinary share capital and 46.815% of the ordinary shares object of the ordinary share Offer) and to No. 328,867 savings shares (representing 24.542% of RAS’ savings share capital and 39.475% of the savings shares object of the savings share Offer). Allianz holds No. 512,158,245 RAS’ ordinary shares, representing 76.340% of RAS’ ordinary share capital and 76.188% of RAS’ total share capital and also No. 954,788 savings shares representing 71.252% of RAS’ savings share capital and 0.142% of RAS’ total share capital. The consideration for the shares tendered in the Offer was paid on November 30, 2005.

4

On the basis of the results of the Offer, the total amount paid by Allianz, as communicated by Allianz, was approximately equal to Euro 2.7 billion. The above mentioned amount was satisfied by means of Allianz’s own funds.

The merger will involve cancelling the RAS shares owned by Allianz, without receiving any shares in exchange, thereby reducing the amount of the equity to be issued in exchange. Shareholders, other than Allianz and RAS, owning RAS ordinary or savings shares will be assigned newly issued Allianz ordinary shares, using the applicable exchange ratios.

The ordinary and savings shareholders of RAS, who will not concur to the adoption of the shareholders’ meetings resolutions relating to the Merger and the change of the corporate purpose, will be entitled to withdraw from the Company pursuant to Article 2437 and followings of the Italian civil code. Such withdrawal right will be recognized as a result of: (i) the transfer abroad of the RAS’ registered office; (ii) the change of the RAS’ corporate scope; and (iii) the change of the shareholders’ participation rights in the case of the savings shareholders.

Since RAS is a listed company, the liquidation value of shares will be determined pursuant to Article 2437-ter of the Italian Civil Code, by making exclusive reference to the arithmetic average of the shares’ closing prices during the six months preceding the publication of the notice calling the shareholders’ meeting.

The liquidation value for each ordinary share of RAS is equal to Euro 16.72 and the liquidation value for each savings share of RAS is equal to Euro 24.24. Pursuant to article 2504-bis, paragraph 2, of the Italian Civil Code, the effects of the merger will run from the last filing of the merger deed, as required by art. 2504 of the Italian Civil Code, or from such subsequent date provided for by the merger deed.

The transactions of the company to be absorbed, also for income taxes purposes, will be recorded in the books of the absorbing company from January 1 of the year in which the merger becomes effective.

At the completion of the merger, Allianz will take over the RAS stock option plans, therefore, will make available for the owners of RAS stock options a number of Allianz ordinary shares adjusted on the basis of the ratio of the average of the RAS and Allianz ordinary share prices during the period December 31, 2004 to January 31, 2005.

5

Upon the completion of the Transaction, Allianz shall take the form of a European company (“Allianz SE”) and shall be governed by: (i) the provisions set forth by EC Regulation No. 2157/2001 (concerning the statute of a European company), as well as, (ii) the German laws which would apply to a German SE, i.e. the German SE Implementation Act (SEAG) and the German SE Employee Participation Act (SEBG) as well as, to the extent the SE specific laws do not provide otherwise, the German laws applying to a German stock corporation, such as the German Stock Corporation Act (“AktG”), and (iii) the provisions of Allianz SE by-laws (all applicable pursuant to the link set forth by Article 9 of the EC Regulation).

The corporate governance of Allianz SE shall be structured into a two-tier system similar to the “modello dualistico” (recently introduced also in the Italian civil code by the Italian corporate law reform - Legislative Decree No. 6/2003).

The principal trading market for the ordinary shares of Allianz is the Frankfurt Stock Exchange. The shares of Allianz also trade on all other German stock exchanges (i.e., Berlin – Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart), as well as the stock exchanges in London, Paris and Zurich. The American Depositary Shares of Allianz, each representing one-tenth of a share, trade on the New York Stock Exchange under the symbol “AZ.”

In the context of the Transaction and subject to completion of the Merger, Allianz has declared its intention to apply with Borsa Italiana S.p.A. for the listing of its shares.

3. Documentation used

In performing our work, we obtained from RAS and Allianz, such documentation and information as was considered useful in the circumstances. We analyzed the documentation received, and in particular:

a)	the merger plan prepared by the Board of Directors pursuant to art. 2501-sexies of the Civil Code and to RAS Corporate Governance Code and to the EC Regulation 2157/2001 dated October 8, 2001;

b)	the Reports of the respective Board of Directors and Management Board of the Companies addressed to their respective extraordinary shareholders meetings which,, on the basis of the balance sheet as of September 30, 2005, propose the following exchange ratio:

3 Allianz ordinary shares per 19 RAS ordinary and savings shares;

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The exchange ratio has been determined by the Board of Directors and Management Board also taking into account the indications contained in the Advisors reports referred to in points b) and c) below. The report of the Board of Directors and Management Board set forth the valuation methods used, the reasons they were chosen, the values resulting from their application and the considerations formulated with regard to them;

c)	the Opinion, dated September 11, 2005, prepared by Merrill Lynch International (hereinafter “Merrill Lynch”), in their capacity as advisor to the Board of Directors;

d)	the report prepared by PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft (hereinafter PricewaterhouseCoopers), as valuation advisor of the Board of Directors, also in order to evaluate, in the interest of RAS, the results deriving from the application of the Association of German Auditors methodology (IDW S 1) ; this report, prepared by order of RAS dated December 16, 2005, evaluates the consistency of the method used by Ernst & Young AG Wirtschaftsprüfungsgesellschaft (hereinafter “Ernst & Young”) with the principles set down in IDW S 1 and their adequacy for the purposes of determining the exchange ratio. Ernst & Young received from Allianz the assignment to perform a valuation of Allianz and RAS for the purpose of determining an exchange ratio;

e)	The following documentation, used by the Advisors to prepare their reports and, subsequently, also used by us:

-	the business plans of Allianz and RAS and the support documentation prepared by the management of Allianz and RAS

-	economic and financial plan for the period 2006 – 2008 presented to the Board of Directors meeting of December 16, 2005

-	historical market prices and trading volumes of the Companies’ ordinary and savings shares;

-	publicly available information about companies operating in the same sector;

-	financial research and analyses, published by specialized institutions and investment banks;

f)	The following additional documentation was used by us:

-	the financial statements and consolidated financial statements of Allianz and RAS and their main subsidiaries as of December 31, 2004, accompanied by the respective reports of the Boards of Directors, the Reports of Statutory Auditors and the Independent Auditors’ Reports;

-	the balance sheets of Allianz and RAS as of September 30, 2005, approved by the Boards of Directors of the Companies pursuant to art. 2501-quater of the Civil Code

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-	data and information obtained from the Advisors and used by them for the determination the exchange ratio;

-	exchange ratio report issued on December 16, 2005 by Ernst & Young, in their capacity as expert appraiser of Allianz

-	bylaws of the Companies participating in the merger;

-	reports of the independent auditors KPMG SpA on the limited independent audit of the RAS half-year report as of June 30, 2005;

-	analysis of the main conclusions reached by the independent auditors KPMG SpA and discussion with them on the RAS 2004 financial statements, 2005 half-year report an discussion with them on the subsequent audit activity;

-	accounting elements and other information deemed necessary for the purposes of this report.

Finally, we obtained representations from Allianz and RAS, based on management’s best knowledge, that no significant changes occurred in the data and information used in conducting our analyses.

4. Valuation methods used by the Board of Directors to determine the exchange ratio

The Directors, also supported by their Advisors, considering the importance and complexity of the merger transaction, deemed appropriate to identify the valuation methods which, in addition to be in accordance with current best practice, would enable the two companies to be valued on a homogeneous basis.

4.1 Selection of the methods and valuation criteria

The Board of Directors of RAS determined the exchange ratio, having taken into account the analyses carried out by the advisors, on the basis of valuation methods, generally accepted and deemed appropriate to express the value of the entities involved in the merger, considering the activities carried out by the absorbing company and by the company to be absorbed.

In addition, as suggested by corporate doctrine and professional practice, the Directors compared the values attributed to the companies participating in the merger process under the assumption that they will continue as a going concern.

Furthermore, in consideration of the cross-border nature of the Merger, German principles and valuation practices have also been taken into account to determine the exchange ratio.

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These values cannot be considered representative of a valuation in absolute terms of the companies participating in the merger, nor can they be compared with any acquisition or sale prices (which normally reflect majority premiums and minority discounts).

The Directors of RAS, supported by their Advisors, selected the valuation methods and criteria to be applied in this case, taking into account:

–	the specific objectives attributed to the valuations with reference to the underlying transaction;

–	the nature of the activities carried out by each company participating in the merger.

In connection with these aspects, the Directors referred to the purpose of the valuation and to the relevant factors that make it possible to estimate the value of the entities concerned. As the objective is to express comparable values in order to determine the exchange ratio, the Directors adopted valuation methods based on similar criteria for both of the companies involved in the merger.

In particular, the following methodologies have been applied for both companies:

-	Stock Market Prices method;

-	Sum-of-Parts method;

-	Market Multiples method

-	Regression method

As a supporting methodology, Financial Analysts’ Target Prices for Allianz and RAS have also been taken into account.

Finally, as indicated above, given the cross-border nature of the merger, RAS engaged PricewaterhouseCoopers as valuation advisor to advise the RAS management, also in order to evaluate, in the interest of RAS, the results deriving from the application of the Association of German Auditors methodology (IDW S 1).

With respect to RAS’ saving shares, considering that: (i) saving shares represent approximately 0.2% of total RAS’ capital; (ii) daily average trading volume and value for saving shares, based on the last six-month average before the announcement of the Transaction, are equal to 2.6 thousand of shares per day, or €0.06 m, or 0.19% of their market value, the value of the saving shares has been deemed not significantly relevant. Therefore, for valuation purposes, saving shares have been treated in the same way as RAS ordinary shares. All valuation methodologies are therefore based on the total number of shares equal to 672,227,004.

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4.1.1 Stock Market Prices Method

When the companies involved in the merger are listed on the stock market, theory and professional practice suggest to take into consideration the average implied prices of the respective shares, using average figures for a relevant period. In the specific case, the current stock market prices are particularly significant, considering Allianz’s and RAS’ high liquidity and market capitalisation, the extensive financial analysts’ coverage and the composition of the shareholders’ base with a wide presence of international institutional investors.

As for the current market prices method, implied valuation is obtained from observation of prices on the market for a significant time-range, ending in the proximity of the evaluation date. The application of the market price methodology is based on Allianz and RAS prices during different periods (up to 12 months) before 9 September 2005 (last available trading day before approval of the Transaction). Based on historical price evolution, the one, three, six and twelve month averages fall within a range of relatively constant valuation as shown in the table below. The relevant period was chosen in order to neutralise the effect of any fluctuation on a short period basis and to attribute a major weight to the most recent prices, since they reflect better the information available to the market.

4.1.2 Sum-of-Parts Method

According to the Sum-of-the-Parts methodology, valuations for Allianz and RAS have been calculated as the sum of the valuations of each of the divisions of both companies, where each division is considered as a business that can be valued separately. With respect to the valuation of each single line, applied valuation methodologies are mainly based on market trading multiples, and take into account profitability and relative contribution of each business to the group.

Business lines considered for Allianz and RAS for the application of the methodologies described above are:

-	life insurance business;

-	casualty insurance business;

-	asset management business; and

-	banking business.

Economic and financial parameters for this methodology are based on projections of income statement, balance sheet and other relevant financials of Allianz and RAS available for the year 2005. Trading multiples applied to each business are in line with market practice. Consolidation items have been valued on a P/E basis, applying the implied pre-consolidation P/E.

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As a validation method, the implied multiples obtained (based on income statement, balance sheet indicators and embedded value) have been compared with trading multiples of listed companies, which have operations similar to the line of business valued.

4.1.3 Market Multiples Method

The trading multiples methodology is based on the analysis of current ratios between the market capitalisation and specific economic and financial measures for a selected group of companies comparable with the company object of the valuation.

In the specific case, two sets of comparables with Allianz and RAS were selected, taking into consideration size, business mix and geographical diversification. The sample identified for Allianz includes all major European insurance groups with respect to market capitalization, with a significant presence in the P&C and life segments and a significant revenues diversification: AXA, Generali, Aviva and ZFS are particularly relevant in terms of comparability. The sample selected for RAS includes major Italian listed insurance companies and some European insurers with a similar geographic and product diversification profile (such as AGF, AMB Generali and Mapfre). The ratios or multiples chosen are based on insurance market specifics and market practice, according to which importance is given to price/earning per share, price/embedded value earnings per share and price/ embedded value per share multiples.

4.1.4 Regression Analysis

Regression analysis is based on the empirical evidence that there is a correlation between the profitability of a company (measured by the Return on Equity, or ROE) and market valuation of the shareholders’ equity of the company, indicated by the multiple P/BV (book value).

For financial services companies, the observed correlation between ROE and P/BV is particularly high. Therefore, this methodology is largely used by market standards. The sample of companies identified for the regression analysis (run on P/BV and ROE for 2005 and 2006) is the same as the one used for the Market Trading Multiples Analysis. In certain cases, however, for the purpose of the regression analysis, those companies with a growth profile and business model significantly different from Allianz and RAS have been excluded; likewise, the analysis excluded those companies with trading multiples significantly different from market average. The reference date for the calculation for the trading multiple is 9 September 2005.

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The regression model has been used to estimate implied valuations of Allianz and RAS, based on the estimates of book value and profitability for 2005 and 2006 given by main brokers.

4.1.5 Financial analysts’ target prices

With this methodology, valuation of Allianz and RAS is based on main domestic and international brokers’ reports, in order to compare the correspondent target prices and, thus, the implied exchange ratio. In performing such analysis, only reports issued after 1Q05 and before 9 September 2005 were used. Since target prices, according to common practice for financial analysts, refer to a time horizon of twelve months, the average target price has been discounted to properly reflect the current date of valuation.

4.1.6 Discounted earnings method – Standard (IDW S 1)

In carrying out its valuation for the determination of the final exchange ratio, the Standard for carrying out business valuations (IDW S 1) has been applied.

According to this standard, the value of a company is based, under the assumption of purely financial objectives, on the present value of net cash flows from the business to the shareholder (net receipts of the shareholder of the company). This means that the value of the business is based solely on its ability to earn business profits for the shareholder.

The valuations of both Allianz and RAS have been carried out on a stand-alone basis taking into account the existing majority shareholding in RAS by Allianz. This means that positive or negative effects resulting from the merger of RAS into Allianz have been disregarded. The companies expected financial surpluses have been separately analyzed. The business plans, from which the financial surpluses were derived, are the consolidated plans of Allianz and RAS covering the period 2006 to 2008, and, concerning RAS, presented to the Board of Directors meeting held on December 16, 2005.

The business plans result from a structured planning process within Allianz group and RAS group: the strategic dialogue and the planning dialogue.

Both company values have been calculated based on the two phase approach. Phase one corresponds to the detailed forecasting period, i.e. business years 2006 until 2008. For the business years thereafter, i.e. from 2009 onwards (referred to as phase two), the capitalisation has been carried out in the form of a terminal value.

In deriving the business profits for the terminal value, the basis for deriving the business profits has been the expected results for the year 2008 assuming that these results are growing with a growth rate of 1.5% p.a.

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In order to value, it is necessary to discount the future financial cash-flows to the valuation date using an appropriate interest rate. The interest rate is measured against the expected return on a capital investment in the next best alternative. When determining the discount rate it is expedient to break it down into its components, base rate and risk premium.

Deriving the base rate, a yield curve has been implied, which is determined based on the current interest rates and the published term structure of interest rates by Deutsche Bundesbank. Based on this approach, it was decided to use a base rate of 4.00%, and after income tax reduced to 2.60%. In addition, the risk specifically related to a business was taken into account in the form of a beta-factor.

5. Valuation difficulties encountered by the Directors

In performing the valuations for purposes of determining the exchange ratio, the Board of Directors of RAS did not report having encountered any difficulty.

6. Results emerging from the valuation performed by the Directors

6.1 Stock Market Prices

Market prices (ordinary shares) (€)	Allianz	RAS	Exchange ratio (X)*
Spot value at September 9, 2005	109,1	17,7	0,162
Simple 1-month average	107,2	16,9	0,158
Simple 3-month average	102,2	16,5	0,161
Simple 6-month average	98,7	16,6	0,169
Simple 12-month average	94,9	16,6	0,175

*	Number of ordinary Allianz shares for every RAS ordinary or savings share

6.2 Sum-of-Parts

Value per Share (€)	Allianz	RAS	Exchange ratio (X)*
Value per Share	108,0-118,0	15,5-16,5	0,140-0,144

*	Number of ordinary Allianz shares for every RAS ordinary or savings share

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6.3 Market Multiples

Value per Share (€)	Allianz	RAS	Exchange ratio (X)*
Value per Share	100,0-110,0	16,0-17,0	0,155-0,160

*	Number of ordinary Allianz shares for every RAS ordinary or savings share

6.4 Regression Analysis

Value per Share (€)	Allianz	RAS	Exchange ratio (X)*
Value per Share	102,0-108,0	18,5-20,5	0,181-0,190

*	Number of ordinary Allianz shares for every RAS ordinary or savings share

6.5 Financial Analysts Consensus Method, as a control method

For purposes of verifying the accuracy of the exchange ratios determined with the above-mentioned criteria, the Directors made a further test using the criteria of financial analysts’ estimates.

Value per Share (€)	Allianz	RAS	Exchange ratio (X)*
Value per Share	104,0-120,0	14,0-19,0	0,135-0,158

*	Number of ordinary Allianz shares for every RAS ordinary or savings share

The Directors were reassured by the fact that these values are in line with the exchange ratios based on the fundamentals as shown in the previous paragraph.

6.6 Determination of the Exchange Ratio

Based on the valuations carried out with the help of their respective Advisors, the Directors defined the values of the companies taking part in the merger for the purpose of calculating the exchange ratio. The adjusted exchange ratio has been determined, including the adjustments for taking into account the fact that the RAS shareholders will receive the RAS dividend for 2005, before exchanging the RAS shares for Allianz shares, which have a lower dividend than the RAS on a relative basis.

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Methods (ordinary shares)	Exchange ratio* (X)	Adjusted exchange ratio (X)*
Stock Market Price Method
- Spot value at September 9, 2005	0,162	0,157
- Simple 1-month average	0,158	0,153
- Simple 3-month average	0,161	0,155
- Simple 6-month average	0,169	0,163
- Simple 12-month average	0,175	0,170
Sum-of-the-parts Method	0,140-0,144	0,135-0,138
Market multiples method	0,155-0,160	0,149-0,154
Regression method	0,181-0,190	0,176-0,185
Financial Analysts Consensus Method	0,135-0,158	0,129-0,154

*	Number of ordinary Allianz shares for every RAS ordinary or savings share

Insofar as the Discount earnings method “IDW S 1” is concerned, the Directors reached, also on the basis of the indications received from their own advisor PricewaterhouseCoopers, the determination of a punctual ratio equal to 0.1579.

On these basis, the Board of Directors of RAS and the Management Board of Allianz have set the following exchange ratio:

3 ordinary Allianz shares for 19 RAS ordinary and savings shares.

6.7 Procedures for assigning the shares and carrying out the share exchange

Allianz will increase its own share capital by a maximum nominal amount of 64,315,543.04 € through the issuance of a maximum of 25,123,259 ordinary shares, in application of the exchange ratio determined above, without taking into account the ordinary and savings shares of RAS held by it and the treasury stock held by RAS, which will be voided without exchange.

The Directors have provided that:

–	Any RAS shares still represented by certificates may only be exchanged upon delivery of such certificates to an authorized intermediary for deposit with the central securities depository system to be then converted in a dematerialized form;

–	In such contest, the authorized intermediaries and the trustee will provide the RAS shareholders with a service permitting the liquidation of the fractional shares resulting from the Exchange Ratio, if any, at stock exchange price, with no costs, stamp duty or commissions for the shareholders;

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–	In accordance with the applicable provisions of German laws, RAS has appointed Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Germany, as trustee for receiving the shares of Allianz to be issued and for delivery of those shares to the shareholders of RAS. Deutsche Bank Aktiengesellschaft will avail it self of the services of Deutsche Bank S.p.A., Milan, in the performance of its duties.

–	Allianz shall deliver the new shares which are represented by a global share certificate to the trustee after the capital increase connected with the Merger has been registered with the competent commercial register in Munich and instruct the trustee, to deliver new shares of Allianz SE to the shareholders of RAS against delivery of their RAS shares only after registration of the Merger in the commercial register of Allianz. The delivery occurs by way of corresponding book transfer of the security deposit accounts by the central depositary agent Monte Titoli S.p.A. Allianz shall bear the costs for conducting the exchange of the shares.

7. Work performed

7.1 Work performed on the “documentation utilized” as mentioned above at point 3.

Considering the valuation methods used by the Directors, also on the basis of the Advisors’ indications, we have performed the following activities:

–	The RAS individual and consolidated annual financial statements at December 31, 2004 were subject to an independent audit by KPMG SpA, which issued the respective reports dated April 7, 2005;

–	The consolidated half-year report at June 30, 2005 was subject to a limited independent audit by KPMG SpA, which issued the report dated November 15, 2005;

–	We discussed with RAS and with its auditors the accounting principles used and the key events concerning the drafting of the annual financial statements and the half-year reports mentioned above.

–	information-gathering, through discussion with the RAS and Allianz managements, about events occurring after the closing of the balance sheet as of September 30, 2005 of RAS and Allianz which can have a significant effect on the determination of the values that are the subject matter of this review;

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–	for the aforesaid 2006-2008 Allianz and RAS business plans, notwithstanding the uncertainties and limitations attendant upon any type of forecast condition, we discussed with the Allianz Management and with the RAS Management the main characteristics of the forecasting process and the criteria used for their compilation.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1 above.

7.2 Work performed on the methods used to determine the exchange ratio

We have examined the methods followed by the Directors, also based on the indications given by their Advisors, for the determination of the relative value of the Companies and, thus, of the Exchange Ratio, ascertaining their technical suitability under the circumstances.

We have also performed the following procedures:

–	analysis of the Directors’ report on the proposed merger and of those prepared by the Advisors to verify the completeness and consistency of the procedures followed by the Directors in determining the exchange ratio, as well as the homogeneity in the application of the valuation methods;

–	sensitivity analyses on the valuation methods used to verify to what extent the exchange ratio would be affected by changes in significant assumptions and parameters applied in the Advisors’ reports;

–	verification of the consistency of the data used with respect to the reference sources and with the “Documentation utilized,” as described in item 3 above;

–	verification of the mathematical correctness of the computation of the exchange ratio, by applying the valuation methods adopted by the Directors, also based on the indications given by their Advisors;

–	meetings with the Advisors of RAS and of Allianz to discuss the activities performed, the problems encountered and the solutions adopted.

We have also obtained representation that, with reference to the individual business units considered on a stand-alone basis, to the RAS Management’s best knowledge, no changes have taken place to the data and information taken into consideration in performing our analyses.

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8. Comments on the suitability of the methods used and the validity of the estimates made

With reference to this engagement, we believe it is worth noting that the principal purpose of the decision-making process used by the Directors was to make an estimate of the relative values of the Companies involved in the merger, by applying homogeneous criteria, in order to obtain the exchange ratio.

In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values for the Companies concerned. As such, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the Companies involved, for transactions different from the merger and for which they were not made.

In connection with the valuation methods adopted, we note that:

–	they are widely used in Italian and international professional practice, they have solid doctrinal bases and are based on parameters determined according to a generally accepted methodology;

–	they appear adequate in the circumstances, in light of the characteristics of the companies involved in the merger;

–	the valuations were prepared on a going-concern basis, and in keeping with the valuation context required for a merger, the methods were carried out on a stand-alone basis;

–	the approach adopted by the Directors complies with the requirement to use homogeneous valuation methods, thereby achieving comparable values;

–	the use of principal methods and a control method has, in any case, made it possible to enlarge the valuation process and test the results obtained.

We have the following comments on the ways in which the Directors developed the valuation methods:

–	the stock market price method, used by the Directors, is particularly indicated in the case of companies with high market capitalization, a large and widespread float, and high trading volumes;

–	the sum-of-the-parts method is generally applied in professional practice in the valuation of complex enterprises characterized by the existence of multiple business areas.

–	the market multiples method allows for an analysis of the ratios existing between market capitalization and some relevant equity and earnings items for a selected group of listed insurance companies comparable to the companies object of valuation.

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–	The regression analysis is based on the empirical evidence that there is a correlation between the profitability of a company (measured as Return on Equity, or ROE) and market valuation of the shareholders’ equity, indicated by the multiple P/BV (book value). For financial services companies, the correlation observed between ROE and P/BV is particularly high.

–	Finally, the results obtained are supported as well by the analysis of the consensus expressed by financial analysts in the three months prior to the announcement of the transaction.

–	In addition, the Discounted Earnings Method “IDW S 1” criterion, establishing that the value of a business is based, under the assumption of purely financial objectives, on the present value of net cash flows from the business to the shareholder (net receipts of the shareholder of the company): this means that the value of the company is based solely on its ability to earn business profits for the shareholder.

9. Specific limitations encountered by the auditor in carrying out this engagement

During our engagement, we did not encounter any limitations or difficulties worthy of mention in this section of the report.

10. Conclusions

Based on the documentation examined and the procedures described above, and considering the nature and extent of our work as explained in this report, we are of the opinion that the valuation methods used by the Directors, also based on indications from their Advisors, are reasonable and not arbitrary under the circumstances, and that they have been correctly applied in calculating the following exchange ratio contained in the merger plan, namely:

3 ordinary Allianz shares for 19 RAS ordinary and savings shares.

Milan, December 23, 2005

Mazars & Guérard S.p.A.

/s/ Vincenzo Miceli
Partner

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